

December 4, 2014

Via E-mail
David B. Wyshner
Chief Financial Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

> **Re:** **Avis Budget Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 001-10308**

Dear Mr. Wyshner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Notes to Consolidated Financial Statements, page F-9

2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

1. Given your acquisition of Zipcar during 2013 and a portion of Zipcar's revenues being derived from membership fees, please revise your revenue recognition policy to disclose how you recognize membership fees, the period over which such revenue is recognized and how you account for any deferred revenue and the classification of such on your balance sheet.

15. Commitments and Contingencies, page F-30

2. We note your disclosure that the company is also involved in claims, legal proceedings and governmental inquiries related, among other things, to its vehicle rental operations, including, among others, contract and licensee disputes, wage-and-hour claims, competition matters, employment matters, insurance claims, intellectual property claims and other regulatory, environmental, commercial and tax matters. Also, litigation is inherently unpredictable and, although the company believes that its accruals are adequate and/or that it has valid defenses in these matters, unfavorable resolutions could occur, which could materially impact the company's financial position, results of operations or cash flows. In accordance with ASC 450-20-50-3 and 4, please revise to disclose the nature of any contingencies in which there is at least a reasonable possibility that a loss or additional loss may have been incurred, and an accrual is not made or an exposure to loss exists in excess of the accrual. Your disclosure should include both the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3750 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant